VIA EDGAR

July 19, 2017

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Liquidity Services, Inc.
Form 10-K for the fiscal year ended September 30, 2016
Response dated March 31, 2017
File No. 000-51813

Dear Mr. Krikorian,
We received your June 19, 2017 letter with respect to the above-referenced filing.
Pursuant to our discussion earlier today, we hereby confirm that we will respond to your comment letter on or before August 4, 2017. As we discussed, the company's goal is to adopt segment reporting on a prospective basis beginning with our Quarterly Report on Form 10-Q for the nine months ended June 30, 2017, and we require additional time to complete the appropriate reviews and approvals in order to prepare our response to your letter and complete our filing.
Please feel free to contact the undersigned at 202-467-5880 with any questions you may have. Thank you for your assistance.

Sincerely,

/s/ Michael Sweeney
Michael Sweeney, VP and Chief Accounting Officer